

SE 08025859 MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 44380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING___December 31, 2007___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   GREAT AMERICAN INVESTORS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

   6509 Roe Avenue

(No. and Street)

Shawnee Mission	Kansas	66208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   David K. Richards   (913) 384-1800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Ronald L. Minda, CPA CHARTERED

(Name – if individual, state last, first, middle name)

4200 Somerset Drive	Prairie Village	Kansas	66208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ David K. Richards _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ Great American Investors, Inc. _____, as of _____ December 31 _____, _____ 2007 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

My appointment expires January 4, 2009

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GREAT AMERICAN INVESTORS, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2007

CONTENTS



RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

I have audited the accompanying balance sheet of **Great American Investors, Inc.** as of December 31, 2007, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Great American Investors, Inc.** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

February 4, 2008

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:

Cash in bank	$ 105,282	
Commissions Receivable	5,139	
Accounts Receivable – Other	32,543	
Investments – Securities	383,416	
Investments - Clearing deposits	20,596	
Prepaid items	1,750	
Total Current Assets		$ 548,726
TOTAL ASSETS		**$ 548,726**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts Payable and Accrued Items	$ 826	
Commissions payable	51,815	
Due on Margin Account	70,160	
Taxes payable - payroll	764	
Total Current Liabilities		$ 123,565

STOCKHOLDERS' EQUITY:

Capital stock issued - 5,000 shares at $5.00 par value	25,000	
Retained earnings	400,161	
Total Stockholders' Equity		425,161
TOTAL LIABILITIES AND EQUITY		**$ 548,726**

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2007

REVENUE:

Commission income	$ 1,324,740
Interest and dividends	9,173
Fees	77,155
Adjustments to market	11,406
Gain (Loss) on Sale of Securities	18,411
Expense Reimbursements	11,216
Total Revenue	$ 1,452,101

EXPENSES:

Operating expenses	1,366,096
NET INCOME	$ 86,005

See Notes to Financial Statements.

3

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings	Total Shareholder's Equity
BALANCE - Beginning of year	$ 25,000	$ 339,156	$ 364,156
Add: Net income	---	86,005	86,005
	25,000	425,161	450,161
Less: Dividend Paid	---	(25,000)	(25,000)
BALANCE - End of year	$ 25,000	$ 400,161	$ 425,161

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 86,005
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Decrease (Increase) in assets -	
(Increase) Decrease in commissions receivable	20,899
(Increase) Decrease in advances	(12,706)
(Increase) Decrease in clearing deposits	4
(Increase) Decrease in liabilities -	
Increase (Decrease) in payables	(603,265)
Increase (Decrease) in payroll taxes payable	(8,006)

**NET INCREASE/(DECREASE) IN CASH FLOWS
FROM OPERATING ACTIVITIES** (517,069)

CASH FLOWS FROM INVESTING ACTIVITIES

(Increase) Decrease in investments	517,191

**NET INCREASE/(DECREASE) IN CASH FLOWS
FROM INVESTING ACTIVITIES** 517,191

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend Paid	(25,000)

NET INCREASE/(DECREASE) IN CASH (24,878)

CASH - Beginning of Year 130,160

CASH - End of Year $ 105,282

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities
All securities transactions are recorded on the settlement date.

Securities Owned
Securities invested in by the company are valued at market.

NOTE 2: INVESTMENT - CLEARING DEPOSITS

The company clears security transactions through Southwest Securities. A required deposit of $10,000 was made with that company. As of December 31, 2007, the balance was $10.033. The company also clears securities through First Southwest Company. As of December 31, 2007 the balance was $10,663.

NOTE 3: NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company has net capital of $344,213 and aggregate indebtedness of $123,565, resulting in a percentage of 36%. Minimum required net capital is $8,237.

NOTE 4: RESERVE REQUIREMENT FOR BROKERS AND DEALERS

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

NOTE 5:   **INCOME TAXES**

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the Balance Sheet.

NOTE 6:   **INCOME TAXES**

The Company leases its office space in Mission, Kansas for a term of three years, beginning October 2007. The annual rent is $22,800. Minimum rental commitments are as follows:

December 31, 2008	$ 22,800
December 31, 2009	22,800
December 31, 2010	17,100



RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON OTHER FINANCIAL INFORMATION

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following statement of operating expenses for the year ended December 31, 2007 is presented for the purpose of addition analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 4, 2008

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2007

Commissions	977,270
Clearing charges	93,409
Depreciation	589
Dues and licenses	28,009
Interest	1,168
Insurance	2,180
Office	17,802
Payroll taxes and employee benefits	16,120
Postage	3,370
Professional services	15,993
Rent	21,450
Salaries – Officer	96,000
Salaries – Other	85,025
Telephone and utilities	7,656
Travel	55
	$ 1,366,096

GREAT AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

SCHEDULE I

NET CAPITAL:

Total stockholders' equity qualified for net capital		$ 425,161
Total capital		425,161
Deductions and/or charges		
Non-allowable assets: Cash		
Receivables -- non-customers	$ 32,543	
Prepaid expenses	1,750	
Securities	10,600	44,893
Net capital before haircuts on security positions		380,268
Haircuts on securities		36,055
TOTAL NET CAPITAL		$ 344,213

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions and accounts payable		$ 124,801
Payroll taxes payable		764
TOTAL AGGREGATE INDEBTEDNESS		$ 125,565

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Minimum net capital required	$ 8,237
Excess net capital at 1,000%	$ 331,856
Percentage of aggregate indebtedness to net capital	36%
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 335,976

RECONCILIATION WITH COMPANY'S COMPULATION:

Per Unaudited Form 17A-5	$ 344,213
Per Audited Report	$ 344,213

STATEMENT OF RECONCILIATION OF COMPUTATION
FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE
15C 3-3 PURSUANT TO RULE 17A-5(D)(4)

Exempt under Rule 15C 3-3, Section #8-45123 Product Code "G"

STATEMENT PURSUANT TO RULE 17A-5(d)(4)
FOR YEAR ENDED DECEMBER 31, 2007

There were no differences between the most recent unaudited report Form X-17A-5, Part II filed by Great American Investors, Inc. and the enclosed audited Form X-17A-5, Part II.



RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

In planning and performing my audit of the financial statements of Great American Investors, Inc. for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great American Investors, Inc. that I considered relevant to the objectives stated in Rule 17A-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17A-3(a)(11) and the procedures for determining the compliance with the exemptive provisions Rule 15C 3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the company's practices and procedures were adequate at December 31, 2007 to meet the commission's objectives.

February 4, 2008

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